UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Translate Bio, Inc.

(Name of Subject Company (Issuer))

VECTOR MERGER SUB, INC.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

74257L108

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Matthew Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,197,445,058	$ 348,900

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Translate Bio, Inc. (the “Company”) at a purchase price of $38.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on August 9, 2021 (the most recent practicable date): (i) 71,906,458 shares of common stock of the Company (“Company Common Stock”), calculated as 75,590,892 shares of Company Common Stock that are issued and outstanding less 3,684,434 shares of Company Common Stock owned by Sanofi; (ii) 12,196,580 options, representing the right to purchase (subject to the terms thereof) an aggregate of 12,196,580 shares of Company Common Stock, (iii) up to 20,500 restricted stock units with respect to an aggregate of up to 20,500 shares of Company Common Stock and (iv) 19,753 shares of Company Common Stock subject to outstanding purchase rights in connection with the Company’s 2018 Employee Stock Purchase Plan..

**

The filing fee was calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020 and effective October 1, 2020, by multiplying the transaction value by 0.00010910.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $348,900	Filing Party: Sanofi, Aventis Inc. and Vector Merger Sub, Inc.
Form or Registration No.: Schedule TO-T (File No. 005-90547)	Date Filed: August 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Vector Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on August 16, 2021 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Translate Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $38.00 per Share (the “Offer Price”) net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, on the terms and subject to the conditions set forth in the Offer to Purchase, as it may be amended or supplemented from time to time, and in the related Letter of Transmittal, as it may be amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

The second paragraph of the subsection entitled “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following sentences after the second sentence of the paragraph:

“On August 27, 2021, following informal discussions with the staff of the FTC, Parent voluntarily withdrew and refiled the Premerger Notification and Report Form under the HSR Act relating to the Purchaser’s proposed acquisition of the Company, in order to provide the FTC with additional time to review the proposed acquisition and information recently provided to them. As a result, the waiting period will expire on September 13, 2021, unless earlier terminated by the FTC and the Antitrust Division, Parent receives a request for additional information or documentary material prior to that time or Parent or the Company pulls and refiles its notification so as to provide the FTC and the Antitrust Division an additional 15 days to review the transaction. Withdrawing and refiling pre-merger notifications is a standard procedure in order to provide additional time for antitrust review of certain transactions. Parent and the Company continue to work cooperatively with the FTC in its review of the proposed transaction, and continue to expect to complete the transaction subject to the satisfaction or permitted waiver of the conditions to closing.”

(2)	Section 16 — “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of such Section after the subsection captioned “State Takeover Laws”:

“Legal Proceedings Relating to the Tender Offer. Between August 16, 2021 and August 25, 2021, eight complaints were filed in the District Court of the Southern District of New York, the District of Delaware, the Eastern District of Pennsylvania, and the District Court of the Eastern District of New York, respectively, by purported stockholders of Translate: O’Dell v. Translate Bio, Inc., et al. 1:21-cv-06895 (S.D.N.Y. Aug. 16, 2021) (the “O’Dell Action”); Nguyen v. Translate Bio, Inc., et al., 1:21-cv-07062 (S.D.N.Y. Aug. 20, 2021) (the “Nguyen Action”); Ciccotelli v. Translate Bio, Inc., et al., 1:21-cv-07060 (S.D.N.Y. Aug. 20, 2021) (the “Ciccotelli Action”); Blanc v. Translate Bio, Inc., et al., 1:21-cv-07105 (S.D.N.Y. Aug. 23, 2021) (the “Blanc Action”); Finger v. Translate Bio, Inc., et al., 1:21-cv-07098

(S.D.N.Y. Aug. 23, 2021) (the “Finger Action”); O’Neill v. Translate Bio, Inc., et al., 1:21-cv-01202 (D. Del. Aug. 23, 2021) (the “O’Neill Action”); Whitfield v. Translate Bio, Inc., et al., 2:21-cv-03759 (E.D. Pa. Aug. 23, 2021) (the “Whitfield Action”); and Carroll v. Translate Bio, Inc., et al., 1:21-cv-04795 (E.D.N.Y. Aug. 25, 2021) (the “Carroll Action”) (collectively, the “Actions”). The Actions name the Company and the members of the board of directors of the Company as defendants, and the Ciccotelli Action also names Parent and Purchaser as defendants. The Actions assert claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and related provisions and, among other things, allege that defendants omitted material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed on August 16, 2021. The Actions seek, among other things, to enjoin or rescind the proposed transaction contemplated by the merger agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

Vector Merger Sub, Inc.

By:	/s/ Thomas Triomphe
Name: Thomas Triomphe
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Chan H. Lee
Name: Chan H. Lee
Title: Vice President